July 16, 2021

Via Edgar

Mr. Todd Schiffman

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Fortune Rise Acquisition Corp
Amendment No. 1 to Form S-1 Filed June 25, 2021
File No. 333-256511

Dear Mr. Todd Schiffman:

This letter is in response to the letter dated July 6, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Fortune Rise Acquisition Corporation (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form S-1/A (the “Registration Statement”) and an executed legal opinion are being filed to accompany this letter.

Amendment No. 1 to Form S-1 filed June 25, 2021

Cover Page

1. In the third paragraph, disclose, if true, that shareholders will not vote on any extension and will not have redemption rights prior to any extension.

Response: The Company acknowledges the Staff’s comments and has revised disclosure on the cover page, pages 8, 25, 31, 84, and 90 of the Registration Statement.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2232.

[Signature page follows]

By:	/s/ Yuanmei Ma
Yuanmei Ma Chief Financial Officer

Arila Zhou, Esq.

Hunter Taubman Fischer & Li LLC